UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

File No. 812-[        ]

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the matter of

Columbia ETF Trust I

Columbia Management Investment Advisers, LLC

Columbia Management Investment Distributors, Inc.

225 Franklin Street

Boston, Massachusetts 02110

Please send all communications, notices and orders to:

Daniel J. Beckman

Columbia ETF Trust I

225 Franklin Street

Boston, Massachusetts 02110

Ryan C. Larrenaga

Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, Massachusetts 02110

Joseph D’Alessandro

Columbia Management Investment Distributors, Inc.

485 Lexington Avenue

New York, New York 10017

Page 1 of 35 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on June 16, 2021

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Columbia ETF Trust I Columbia Management Investment Advisers, LLC Columbia Management Investment Distributors, Inc. File No. 812-[ ]	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION

In this application (“Application”), the undersigned applicants, Columbia ETF Trust I (the “Trust”), Columbia Management Investment Advisers, LLC (the “Adviser”), and Columbia Management Investment Distributors, Inc. (the “Distributor,” and together with the Trust and the Adviser, “Applicants”), apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the Commission (the “Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

[1]

Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), or relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, except as necessary to allow a Fund’s receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units (as these terms are defined in the Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein other than with respect to such limited exception.

[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

II.	THE APPLICANTS

A. The Trust

The Trust is a Massachusetts business trust and will consist of one or more series operating as a Fund. The Trust is registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Adviser, a limited liability company organized under the laws of Minnesota with its principal office in Boston, Massachusetts, will be the investment adviser to the Initial Fund. The Adviser is, and any other Adviser will be, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser or an affiliate has entered into a licensing agreement with Fidelity Management & Research Company LLC (or its affiliates) to utilize its proprietary mathematical optimization process when creating Tracking Baskets, as described in the Reference Order.

Subject to approval by the Trust’s board of trustees, the Adviser will serve as the investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Fund (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Delaware corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants have also attached the verifications required by Rule 0-2(d) under the Act. In accordance with the requirements for a request for expedited review of this application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits B and C.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Columbia ETF Trust I

By:	/s/ Daniel J. Beckman Daniel J. Beckman President

Columbia Management Investment Advisers, LLC

By:	/s/ Ryan C. Larrenaga Ryan C. Larrenaga Vice President and Assistant Secretary

Columbia Management Investment Distributors, Inc.

By:	/s/ Joseph D’Alessandro Joseph D’Alessandro Vice President and Assistant Secretary

AUTHORIZATION

RULE 0-2(c)

Columbia ETF Trust I

Daniel J. Beckman, President of Columbia ETF Trust I, is authorized to sign on behalf of Columbia ETF Trust I pursuant to the following resolutions adopted by the board of Columbia ETF Trust I at a meeting held on June 15, 2021:

RESOLVED: That the officers of Columbia ETF Trust I be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, including any exhibits and amendments thereto, to operate actively-managed, exchange-traded funds that do not disclose portfolio holdings daily; and it is further

RESOLVED: That the officers of Columbia ETF Trust I, with the assistance and advice of Fund Counsel and Independent Legal Counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and it is further

RESOLVED: That such applications shall be executed by or on behalf of Columbia ETF Trust I by one or more of its officers, and that the officers of Columbia ETF Trust I, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the applications and the matters described therein.

VERIFICATION

RULE 0-2(d)

Columbia ETF Trust I

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Columbia ETF Trust I; that he is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 16th day of June, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Columbia ETF Trust I

By:	/s/ Daniel J. Beckman
Name: Daniel J. Beckman
Title: President

VERIFICATION

RULE 0-2(d)

Columbia Management Investment Advisers, LLC

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Columbia Management Investment Advisers, LLC; that he is Vice President and Assistant Secretary of such entity; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 16th day of June, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Columbia Management Investment Advisers, LLC

By:	/s/ Ryan C. Larrenaga
Name: Ryan C. Larrenaga
Title: Vice President and Assistant Secretary

VERIFICATION

RULE 0-2(d)

Columbia Management Investment Distributors, Inc.

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Columbia Management Investment Distributors, Inc.; that he is Vice President and Assistant Secretary of such entity; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 16th day of June, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Columbia Management Investment Distributors, Inc.

By:	/s/ Joseph D’Alessandro
Name: Joseph D’Alessandro
Title: Vice President and Assistant Secretary

Exhibit A

Initial Fund

Columbia Seligman Semiconductor Technology ETF

Columbia Seligman Semiconductor Technology ETF seeks capital appreciation. The fund invests mainly in common stocks of U.S. companies. Under normal market conditions, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in securities of semiconductor, semiconductor equipment and related companies.

Exhibit B

First Marked Copy

~~File No. 812-15203~~

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

File  No. 812-[        ]

~~First Amended and Restated~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the matter of

~~Putnam~~Columbia ETF Trust I

~~Putnam Investment~~Columbia Management Investment Advisers, LLC

Columbia Management Investment Distributors, Inc.

~~100 Federal~~225 Franklin Street

Boston, ~~MA~~Massachusetts 02110

~~Foreside Fund Services, LLC~~

~~Three Canal Plaza~~

~~Suite 100~~

~~Portland, ME 04101~~

Please send all communications, notices and orders to:

~~Aaron Cooper~~	~~Jon S. Rand, Esq.~~
~~Robert T. Burns, Esq.~~	~~Stephanie A. Capistron, Esq.~~

Daniel J. Beckman

Columbia ETF Trust I

225 Franklin Street

Boston, Massachusetts 02110

Ryan C. Larrenaga

~~Putnam Investment~~Columbia

Management Investment Advisers,

LLC

~~100 Federal~~225 Franklin Street

Boston, ~~MA~~Massachusetts

02110

Joseph D’Alessandro

Columbia Management

Investment Distributors, Inc.

485 Lexington Avenue

New York, New York 10017

~~Dechert LLP 1095 Avenue of the Americas New York, NY 10036~~

Page 1 of ~~10~~[•] sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on ~~April 14~~June 16, 2021

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

~~Putnam~~Columbia ETF Trust I

~~Putnam Investment~~Columbia Management Investment Advisers, LLC

Columbia Management Investment Distributors, Inc.

~~Foreside Fund Services, LLC~~

File No. 812-~~15203~~[         ]

~~First Amended and Restated~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION

In this ~~first amended and restated~~ application (“Application”), the undersigned applicants, ~~Putnam~~Columbia ETF Trust I (the “Trust”), ~~Putnam Investment~~Columbia Management Investment Advisers, LLC (~~“Putnam Management” or~~ the “Adviser”), and ~~Foreside Fund Services, LLC~~Columbia Management Investment Distributors, Inc. (the “Distributor,” and together with the Trust and ~~Putnam Management~~the Adviser, “Applicants”), apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the Commission (the “Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.3

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial ~~Funds~~Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by ~~Putnam Management~~the Adviser or any entity controlling, controlled by, or under common control with ~~Putnam Management~~the Adviser (any such entity included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and ~~each~~the Initial Fund, a “Fund”).4

[3]

Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), ~~and~~or relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, except as necessary to allow a Fund’s receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units (as these terms are defined in the Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein other than with respect to such limited exception.

[4]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and ~~of~~ the terms and conditions of the Reference Order that are incorporated by reference herein.

~~2~~

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II.	THE APPLICANTS

A. The Trust

The Trust is a Massachusetts business trust ~~organized under the laws of Delaware~~ and will consist of one or more series operating as a Fund. The Trust is registered ~~under the Act~~ with the Commission as an open-end management investment company under the Act.

B. The Adviser

~~Putnam Management~~The Adviser, a limited liability company organized under the laws of ~~Delaware~~Minnesota with its principal office in Boston, Massachusetts, will be the investment adviser to the Initial ~~Funds. Putnam Management~~Fund. The Adviser is, and any other Adviser will be, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). ~~Putnam Management~~The Adviser or an affiliate has ~~initially~~ entered into a licensing agreement with Fidelity Management & Research Company LLC (or its affiliates) to utilize its proprietary mathematical optimization process when creating Tracking Baskets, as described in the Reference Order.

Subject to approval by the Trust’s board of trustees, the Adviser will serve as the investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Fund (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Delaware ~~limited liability company~~corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

~~3~~

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants have also ~~have~~ attached the verifications required by Rule 0-2(d) under the Act. In accordance with the requirements for a request for expedited review of this application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits B and C.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue ~~an~~the Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

~~4~~

~~Putnam~~Columbia ETF Trust I

By:	/s/ Daniel J. Beckman Daniel J. Beckman President

~~By:~~	~~/s/ Aaron Cooper Aaron Cooper President~~

~~Putnam Investment~~Columbia Management Investment Advisers, LLC

By:	/s/ Ryan C. Larrenaga Ryan C. Larrenaga Vice President and Assistant Secretary

~~By:~~	~~/s/ Robert T. Burns Robert T. Burns General Counsel~~

~~Foreside Fund Services, LLC~~Columbia Management Investment Distributors, Inc.

By:	/s/ Joseph D’Alessandro Joseph D’Alessandro Vice President and Assistant Secretary

~~By:~~	~~/s/ Mark Fairbanks Mark Fairbanks Vice-President~~

~~5~~

AUTHORIZATION

RULE 0-2(c)

~~PUTNAM~~Columbia ETF Trust I

~~In accordance with Rule 0-2(c) under the Act, Aaron Cooper~~Daniel J. Beckman, President of ~~Putnam~~Columbia ETF Trust I, is authorized to sign on behalf of ~~Putnam~~Columbia ETF Trust I pursuant to the following resolutions adopted by the board of ~~Trustees of Putnam~~Columbia ETF Trust I at a meeting held on ~~January 26~~June  15, 2021:

RESOLVED: That the ~~Board hereby approves, ratifies and confirms the that the President and Counsel are authorized in the name and on behalf of the Trust to execute and file or cause to be filed with the~~officers of Columbia ETF Trust I be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order ~~under~~of the SEC, that grants pursuant to Section 6(c) of the ~~1940~~Investment Company Act ~~for~~of 1940, as amended (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the ~~1940~~ Act and Rule 22c-1 under the ~~1940~~ Act, and under Sections 6(c) and 17(b) of the ~~1940~~ Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the ~~1940~~ Act, and under Section 12(d)(1)(J) of the ~~1940~~ Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the ~~1940~~ Act, including any exhibits and amendments thereto, to operate actively-managed, exchange-traded funds that do not disclose portfolio holdings daily; and it is further

RESOLVED: That the officers of Columbia ETF Trust I, with the assistance and advice of Fund Counsel and Independent Legal Counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and it is further

~~FURTHER~~ RESOLVED: That ~~the Board hereby approves, ratifies and confirms that the President and Counsel are~~such applications shall be executed by or on behalf of Columbia ETF Trust I by one or more of its officers, and that the officers of Columbia ETF Trust I, now or hereafter appointed, are hereby authorized ~~and empower~~ to take any and all ~~such~~further actions ~~as~~that may be necessary or appropriate to ~~effect the transactions referred to in~~effectuate the foregoing resolutions with respect to the applications and the matters described therein.

~~6~~

VERIFICATION

RULE 0-2(d)

~~PUTNAM~~Columbia ETF Trust I

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned ~~states~~, being duly sworn, deposes and says that he has duly executed the attached application ~~dated April 14, 2021~~ for an order for, and on behalf of ~~Putnam~~, Columbia ETF Trust I; that he is the ~~Sole Trustee~~President of such entity; and that all ~~action~~actions taken by the trustees or other persons necessary to authorize ~~the undersigned~~deponent to execute and file such instrument ~~has~~this 16th day of June, 2021, have been taken. ~~The undersigned~~Deponent further ~~states~~says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Putnam~~Columbia ETF Trust I

By:	/s/ ~~Aaron Cooper~~Daniel J. Beckman
~~Aaron Cooper~~Name: Daniel J. Beckman
Title: President

~~7~~

VERIFICATION

RULE 0-2(d)

~~PUTNAM INVESTMENT~~Columbia Management Investment Advisers, LLC

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned ~~states~~, being duly sworn, deposes and says that he has duly executed the attached application ~~dated April 14, 2021~~ for an order for, and on behalf of ~~Putnam Investment~~, Columbia Management Investment Advisers, LLC; that he is ~~the General Counsel~~Vice President and Assistant Secretary of such entity; and that all ~~action~~actions taken by the directors or other persons necessary to authorize ~~the undersigned~~deponent to execute and file such instrument ~~has~~this 16th day of June, 2021, have been taken. ~~The undersigned~~Deponent further ~~states~~says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Putnam Investment~~Columbia Management Investment Advisers, LLC

By:	/s/ ~~Robert T. Burns~~Ryan C. Larrenaga
~~Robert T. Burns~~Name: Ryan C. Larrenaga
~~General Counsel~~Title: Vice President and Assistant Secretary

~~8~~

VERIFICATION

RULE 0-2(d)

~~FORESIDE FUND SERVICES, LLC~~

Columbia Management Investment Distributors, Inc.

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned ~~states~~, being duly sworn, deposes and says that he has duly executed the attached application ~~dated April 14, 2021~~ for an order for, and on behalf of ~~Foreside Fund Services, LLC~~, Columbia Management Investment Distributors, Inc.; that he is ~~the Vice-President~~Vice President and Assistant Secretary of such entity; and that all ~~action~~actions taken by the directors or other persons necessary to authorize ~~the undersigned~~deponent to execute and file such instrument ~~has~~this 16th day of June, 2021, have been taken. ~~The undersigned~~Deponent further ~~states~~says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Foreside Fund Services, LLC~~Columbia Management Investment Distributors, Inc.

By:	/s/ ~~Mark Fairbanks~~Joseph D’Alessandro
Name: Joseph D’Alessandro~~Mark Fairbanks Vice-President~~
Title: Vice President and Assistant Secretary

~~9~~

Exhibit A

Initial ~~Funds~~Fund

~~Putnam Focused Large Cap Growth~~Columbia Seligman Semiconductor Technology ETF

~~Putnam Focused Large Cap Growth~~Columbia Seligman Semiconductor Technology ETF seeks capital appreciation. The fund invests mainly in common stocks of ~~large~~ U.S. companies~~, with a focus on growth stocks~~. Under normal ~~circumstances~~market conditions, the Fund invests at least 80% of ~~the fund’s~~its net assets ~~in companies of a size similar to those in the Russell 1000 Growth Index~~(including the amount of any borrowings for investment purposes) in securities of semiconductor, semiconductor equipment and related companies.

~~Putnam Focused Large Cap Value ETF~~

~~Putnam Focused Large Cap Value ETF seeks capital growth and current income. The fund invests mainly in common stocks of U.S. companies, with a focus on value stocks that offer the potential for capital growth, current income, or both. Under normal circumstances, the fund invests at least 80% of the fund’s net assets in large-cap companies, which for purposes of this policy, are of a size similar to those in the Russell 1000 Value Index.~~

~~Putnam Sustainable Future ETF~~

~~Putnam Sustainable Future ETF seeks long-term capital appreciation. The fund invests mainly in common stocks of U.S. companies of any size, with a focus on companies whose products and services provide solutions that directly contribute to sustainable social, environmental and economic development.~~

~~Putnam Sustainable Leaders ETF~~

~~Putnam Sustainable Leaders ETF seeks long-term capital appreciation. The fund invests mainly in common stocks of U.S. companies of any size, with a focus on companies that exhibit a commitment to sustainable business practices.~~

~~10~~

Exhibit C

Second Marked Copy

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

File No. 812-[        ]

~~Second Amended and Restated~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, ~~and~~ under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the matter of

Columbia ETF Trust I

~~Invesco Capital~~Columbia Management Investment Advisers, LLC

~~Invesco~~Columbia Management Investment Distributors, Inc.

225 Franklin Street

Boston, Massachusetts 02110

~~Invesco Actively Managed Exchange-Traded Fund Trust~~

~~Invesco Actively Managed Exchange-Traded Commodity Fund Trust~~

Please send all communications ~~regarding this Application~~, notices and orders to:

~~Adam Henkel, Esq.~~

~~Invesco Capital Management LLC~~

~~3500 Lacey Road, Suite 700~~

~~Downers Grove, IL 60515~~

~~adam.henkel@invesco.com~~

~~With a copy to:~~

~~Eric S. Purple, Esq.~~	~~Alan P. Goldberg~~
~~Stradley Ronon Stevens & Young LLP~~	~~Stradley Ronon Stevens & Young LLP~~
~~2000 K Street, N.W., Suite 700~~	~~191 North Wacker Drive, Suite 1601~~
~~Washington, DC 20006~~	~~Chicago, IL 60606~~

Daniel J. Beckman

Columbia ETF Trust I

225 Franklin Street

Boston, Massachusetts 02110

Ryan C. Larrenaga

Columbia Management Investment Advisers, LLC

225 Franklin Street

Boston, Massachusetts 02110

Joseph D’Alessandro

Columbia Management Investment Distributors, Inc.

485 Lexington Avenue

New York, New York 10017

Page 1 of ~~11~~[•] sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on ~~September 30~~June 16, ~~2020~~2021

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

Columbia ETF Trust I

~~Invesco Capital~~Columbia Management Investment Advisers, LLC

~~Invesco~~Columbia Management Investment Distributors, Inc.

~~Invesco Actively Managed Exchange-Traded Fund Trust~~

~~Invesco Actively Managed Exchange-Traded Commodity Fund Trust~~

File No. 812-~~15141~~

[         ]

~~Second Amended and Restated~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, ~~and~~ under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

~~I. SUMMARY OF APPLICATION~~

I. SUMMARY OF APPLICATION

In this ~~second amended and restated~~ application~~, Invesco Capital Management LLC (“Invesco”), Invesco~~ (“Application”), the undersigned applicants, Columbia ETF Trust I (the “Trust”), Columbia Management Investment Advisers, LLC (the “Adviser”), and Columbia Management Investment Distributors, Inc. (the “Distributor~~”), Invesco Actively Managed Exchange-Traded Fund Trust (the “Active Trust”), Invesco Actively Managed Exchange-Traded Commodity Fund Trust (the “Commodity Trust~~,” and together with the ~~Active~~ Trust~~, the “Trusts,” and the Trusts, together with Invesco and the Distributor, the~~ and the Adviser, “Applicants”), apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940~~, as amended~~ (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, ~~and~~ under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time ~~(“Reference Order”)~~, issued by the ~~U.S. Securities and Exchange~~ Commission (the “~~Commission~~Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.5

[5]

Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), ~~and~~or relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, ~~as granted in~~except as necessary to allow a Fund’s receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units (as these terms are defined in the Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein~~.~~ other than with respect to such limited exception.

Applicants request that the relief ~~applies~~apply to the series of the ~~Trusts~~Trust listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by ~~Invesco~~the Adviser or any entity controlling, controlled by, or under common control with ~~Invesco~~the Adviser (any such entity included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and ~~any~~the Initial Fund, a “Fund”).6

[6]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

~~II. APPLICANTS~~

~~A~~II.	THE ~~Trusts~~APPLICANTS

A. The Trust

~~Each~~The Trust is a ~~statutory trust organized under the laws of the State of Delaware~~Massachusetts business trust and will consist of one or more series operating as a Fund. ~~Each~~The Trust is registered with the Commission as an open-end management investment company under the Act.

~~B.~~	~~The Adviser~~

B. The Adviser

~~Invesco~~ The Adviser, a limited liability company organized under the laws of Minnesota with its principal office in Boston, Massachusetts, will be the investment adviser to the Initial Fund. ~~Invesco is a Delaware limited liability company with its principal place of business in Downers Grove, Illinois. Invesco~~The Adviser is, and any other Adviser will be, registered as an ~~“~~investment adviser~~”~~ under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). ~~Invesco has initially~~The Adviser or an affiliate has entered into a licensing agreement with Fidelity Management & Research Company LLC (or its affiliates) to utilize its proprietary mathematical optimization process when creating Tracking Baskets, as described in the Reference Order.

Subject to approval by the ~~Trusts’ Boards~~Trust’s board of trustees, ~~an~~the Adviser will serve as the investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to ~~Funds~~the Fund (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

~~C.~~	~~The Distributor~~

The Distributor is a Delaware corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

~~III. REQUEST FOR RELIEF~~

Applicants agree that the ~~relief requested under the~~ Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; ~~and~~

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act~~.~~; and

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

~~IV. NAMES AND ADDRESSES~~

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

~~V. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES~~

V. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act. ~~Applicants have attached the required verifications to the second amended and restated application.~~

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this ~~second amended and restated~~ Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of ~~the~~ Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants have ~~attached copies of the resolutions relating to the respective authorizations.~~also attached the verifications required by Rule 0-2(d) under the Act. In accordance with the requirements for a request for expedited review of this application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits B and C.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) ~~and~~, 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Columbia ETF Trust I

By:		/s/ Daniel J. Beckman
Daniel J. Beckman
President

~~Invesco Capital~~Columbia Management Investment Advisers, LLC

	By:	/s/ ~~Adam Henkel~~Ryan C. Larrenaga
Ryan C. Larrenaga
Vice President and Assistant Secretary
~~Name: Adam Henkel~~
~~Title: Secretary and Head of Legal, US ETFs~~Columbia Management Investment Distributors, Inc.

~~Invesco Distributors, Inc.~~

By:	/s/ Joseph D’Alessandro
Joseph D’Alessandro
Vice President and Assistant Secretary

	~~By:~~	~~/s/ Jeffrey H. Kupor~~
~~Name: Jeffrey H. Kupor~~

~~Title: Secretary and Senior Vice President~~

~~Invesco Actively Managed Exchange-Traded Fund Trust~~

~~By:~~	~~/s/ Adam Henkel~~
~~Name: Adam Henkel~~
~~Title: Secretary~~

~~Invesco Actively Managed Exchange-Traded Commodity Fund Trust~~

~~By:~~	~~/s/ Adam Henkel~~
~~Name: Adam Henkel~~
~~Title: Secretary~~

AUTHORIZATION

RULE 0-2(c)

~~Invesco Actively Managed Exchange-Traded Fund~~Columbia ETF Trust I

Daniel J. Beckman, President of Columbia ETF Trust I, is authorized to sign on behalf of Columbia ETF Trust I pursuant to the following resolutions adopted by the board of Columbia ETF Trust I at a meeting held on June 15, 2021:

~~Invesco Actively Managed Exchange-Traded Commodity Fund Trust~~

~~In accordance with Rule 0-2(c) under the Act, Adam Henkel, Secretary of Invesco Actively Managed Exchange-Traded Fund Trust and Invesco Actively Managed Exchange-Traded Commodity Fund Trust, is authorized to sign on behalf of Invesco Actively Managed Exchange-Traded Fund Trust and Invesco Actively Managed Exchange-Traded Commodity Fund Trust pursuant to the following resolutions adopted by the Boards of Trustees of Invesco Actively Managed Exchange-Traded Fund Trust and Invesco Actively Managed Exchange-Traded Commodity Fund Trust on December 12, 2019:~~

RESOLVED~~,~~: That the ~~Board of Trustees of each of Invesco Actively Managed Exchange-Traded Fund Trust and Invesco Actively Managed Exchange-Traded Commodity Fund Trust (the “Trusts”) hereby authorizes in the name and on behalf of the Trusts the preparation, execution and filing~~ officers of Columbia ETF Trust I be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) ~~of~~ an Application for an order of ~~Exemption under~~the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), ~~for~~ an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, ~~with such changes as may be recommended by the Trusts’ counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate~~including any exhibits and amendments thereto, to operate actively-managed, exchange-traded funds that do not disclose portfolio holdings daily; and it is further

RESOLVED~~,~~: That the officers of ~~the Trusts be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Trusts such other documents or instruments as they deem~~Columbia ETF Trust I, with the assistance and advice of Fund Counsel and Independent Legal Counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate ~~in furtherance of the above resolution, their authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document~~; and it is further

~~RESOLVED, that upon issuance of any Order of Exemption by the SEC in accordance with the terms and conditions of the above described Application, the Trusts are authorized to act in accordance with the provisions of the Order or Exemption.~~

~~By:~~	~~/s/ Adam Henkel~~
~~Name: Adam Henkel~~
~~Title: Secretary~~

RESOLVED: That such applications shall be executed by or on behalf of Columbia ETF Trust I by one or more of its officers, and that the officers of Columbia ETF Trust I, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the applications and the matters described therein.

~~Verification~~

~~Invesco Capital Management LLC~~

~~In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached second amended and restated application for an order for, and on behalf of, Invesco Capital Management LLC; that he is Secretary and Head of Legal, US ETFs of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 30th day of September, 2020, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~By:~~	~~/s/ Adam Henkel~~
~~Name: Adam Henkel~~
~~Title: Secretary and Head of Legal, US ETFs~~

VERIFICATION

RULE 0-2(d)

~~Invesco Distributors, Inc.~~

Columbia ETF Trust I

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached ~~second amended and restated~~ application for an order for, and on behalf of, ~~Invesco Distributors, Inc.~~Columbia ETF Trust I; that he is ~~Secretary and Senior Vice~~the President of such ~~company~~entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this ~~30~~16 th day of ~~September~~June, ~~2020~~2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Columbia ETF Trust I

By:	~~By:~~	/s/ ~~Jeffrey H. Kupor~~Daniel J. Beckman
Name: ~~Jeffrey H. Kupor~~Daniel J. Beckman
Title: ~~Secretary and Senior Vice~~ President

VERIFICATION

RULE 0-2(d)

~~Invesco Actively Managed Exchange-Traded Fund Trust~~

Columbia Management Investment Advisers, LLC

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached ~~second amended and restated~~ application for an order for, and on behalf of, ~~Invesco Actively Managed Exchange-Traded Fund Trust~~Columbia Management Investment Advisers, LLC; that he is ~~the~~Vice President and Assistant Secretary of such entity; and that all actions taken by the ~~trustees~~directors or other persons necessary to authorize deponent to execute and file such instrument this ~~30~~16 th day of ~~September~~June, ~~2020~~2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Columbia Management Investment Advisers, LLC

By:	~~By:~~	/s/ ~~Adam Henkel~~Ryan C. Larrenaga
Name: ~~Adam Henkel~~Ryan C. Larrenaga
Title: Vice President and Assistant Secretary

VERIFICATION

RULE 0-2(d)

~~Invesco Actively Managed Exchange-Traded Commodity Fund Trust~~

Columbia Management Investment Distributors, Inc.

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached ~~second amended and restated~~ application for an order for, and on behalf of, ~~Invesco Actively Managed Exchange-Traded Commodity Fund Trust; that he is the~~Columbia Management Investment Distributors, Inc.; that he is Vice President and Assistant Secretary of such entity; and that all actions taken by the ~~trustees~~directors or other persons necessary to authorize deponent to execute and file such instrument this ~~30~~16 th day of ~~September~~June, ~~2020~~2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Columbia Management Investment Distributors, Inc.

By:	~~By:~~	/s/ ~~Adam Henkel~~Joseph D’Alessandro
Name: ~~Adam Henkel~~Joseph D’Alessandro
Title: Vice President and Assistant Secretary

~~APPENDIX~~Exhibit A

Initial Fund

~~Invesco NTA Growth & Income~~Columbia Seligman Semiconductor Technology ETF

Columbia Seligman Semiconductor Technology ETF seeks capital appreciation. The fund invests mainly in common stocks of U.S. companies. Under normal market conditions, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in securities of semiconductor, semiconductor equipment and related companies.

~~Investment Objective: Total return through growth of capital and current income.~~

~~Principal Investment Strategy: Under normal market conditions, the Fund will seek to achieve its investment objective by investing primarily in income-producing equity securities. The Fund may invest in securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund will invest will be large-capitalization issuers.~~

~~The Fund may invest up to 15% of its net assets in exchange-traded real estate investment trusts and up to 25% of its net assets in exchange-traded American depositary receipts. The Fund can invest in U.S. exchange-listed futures contracts that trade contemporaneously with the Fund’s shares.~~

~~The Fund will emphasize a value style of investing, which focuses on undervalued companies with characteristics for improved valuations.~~